

SECURITIES AND EXCHANGE COMMISSION

07001471

SEC MAIL PROCESSING
RECEIVED
FEB 2 3 2007
WASH. D.C. 185 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tejas Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8226 Bee Caves Rd.

(No. and Street)

Austin, TX 78746

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kurt E. Morales, CPA (512) 306-5284

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP

(Name – *if individual, state last, first, middle name*)

5918 W. Courtyard Dr., Suite 400, Austin, TX 78730

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 8 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kurt E. Morales, CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tejas Securities Group, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director of Accounting

Title

Notary Public

NINA LEHRMAN
Notary Public, State of Texas
My Commission Expires
June 16, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TEJAS SECURITIES GROUP, INC.
(A Wholly Owned Subsidiary of Tejas Incorporated)

Financial Statements, Schedules and Other Information

Years Ended December 31, 2006 and 2005

TEJAS SECURITIES GROUP, INC.

Table of Contents

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors of
Tejas Securities Group, Inc.:

We have audited the accompanying statement of financial condition of Tejas Securities Group, Inc. (the "Company") as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 21, 2006

PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

SAN FRANCISCO, CALIFORNIA
50 Francisco Street, Suite 120
San Francisco, CA 94133
tel (415) 399-1330
fax (415) 399-9212

ORANGE COUNTY, CALIFORNIA
18301 Von Karman Avenue, Suite 430
Irvine, CA 92612
tel (949) 724-9564
fax (949) 724-9860

AUSTIN, TEXAS
5918 West Courtyard, Suite 400
Austin, TX 78730
tel (512) 258-9670
fax (512) 258-5895

HOUSTON, TEXAS
5847 San Felipe, Suite 3210
Houston, TX 77057
tel (713) 426-3500
fax (713) 426-3553

TEJAS SECURITIES GROUP, INC.

Statements of Financial Condition

December 31, 2006 and 2005

Assets		**2006**	**2005**
Cash and cash equivalents	$	2,327,020	1,385,336
Receivable from clearing organization		56,660	316,604
Receivables from employees		116,907	122,684
Federal income taxes receivable from Tejas, Inc.		1,682,494	1,670,813
Securities owned, at fair value		10,844,117	10,244,150
Property and equipment, net		276,940	328,906
Other assets		983,618	412,855
	$	16,287,756	14,481,348
Liabilities and Stockholder's Equity			
Accounts payable, accrued expenses and other liabilities	$	1,837,128	2,860,925
Securities sold, not yet purchased		3,110,165	—
Payable to clearing organization		2,616,279	1,592,616
Deferred tax liability, net		542,055	197,360
Total liabilities		8,105,627	4,650,901
Commitments and contingencies			
Stockholder's equity:			
Preferred stock, no par value, convertible, 1,000,000 shares authorized; none issued and outstanding		—	—
Common stock, no par value, 10,000,000 shares authorized; 5,828,888 shares issued and 5,799,055 outstanding as of December 31, 2006 and 2005		2,295,674	2,295,674
Additional paid-in capital		11,361,336	6,361,336
Retained earnings (deficit)		(5,467,548)	1,180,770
Treasury stock, at cost, 29,833 shares		(7,333)	(7,333)
Total stockholder's equity		8,182,129	9,830,447
	$	16,287,756	14,481,348

See accompanying notes to financial statements.

TEJAS SECURITIES GROUP, INC.

Statements of Operations

For the Years Ended December 31, 2006 and 2005

		2006	2005
Revenue:			
Commissions from agency transactions	$	4,928,381	6,218,258
Commissions from principal transactions		10,263,826	10,921,230
Underwriting and investment banking income		1,914,720	16,436,706
Net dealer inventory and investment loss, net of trading interest expense of $502,945 and $244,674, respectively		(3,303,598)	(4,076,820)
Other income		439,947	399,963
Total revenue		14,243,276	29,899,337
Expenses:			
Commissions, employee compensation and benefits		17,741,660	22,756,977
Clearing and floor brokerage		929,981	741,817
Communications and occupancy		2,060,637	2,277,930
Professional fees		1,140,359	2,985,893
Interest		9,861	8,300
Other		2,661,946	4,833,667
Total expenses		24,544,444	33,604,584
Loss before income tax expense (benefit)		(10,301,168)	(3,705,247)
Income tax expense (benefit):			
Federal:			
Current		(3,461,681)	(2,413,884)
Deferred		298,489	1,203,888
State:			
Current		(535,864)	10,580
Deferred		46,206	(7,302)
		(3,652,850)	(1,206,718)
Net loss	$	(6,648,318)	(2,498,529)

See accompanying notes to financial statements.

TEJAS SECURITIES GROUP, INC.

Statements of Stockholder's Equity

For the Years Ended December 31, 2006 and 2005

	Shares Outstanding						
	Treasury Shares	Common Shares	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock	Total
Balance at December 31, 2004	29,833	5,799,055	$ 2,295,674	1,328,161	3,679,299	(7,333)	7,295,801
Contributed capital	—	—	—	5,000,000	—	—	5,000,000
Tax impact of stock option exercises	—	—	—	33,175	—	—	33,175
Net loss	—	—	—	—	(2,498,529)	—	(2,498,529)
Balance at December 31, 2005	29,833	5,799,055	2,295,674	6,361,336	1,180,770	(7,333)	9,830,447
Contributed capital	—	—	—	5,000,000	—	—	5,000,000
Net loss	—	—	—	—	(6,648,318)	—	(6,648,318)
Balance at December 31, 2006	29,833	5,799,055	$ 2,295,674	11,361,336	(5,467,548)	(7,333)	8,182,129

See accompanying notes to financial statements.

TEJAS SECURITIES GROUP, INC.

Statements of Cash Flows

For the Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net loss	$ (6,648,318)	(2,498,529)
Adjustments to reconcile net loss to net cash used in operating activities:		
Deferred tax expense	344,695	1,269,987
Tax impact of stock option exercises	—	33,175
Depreciation and amortization expense	120,297	108,767
Changes in operating assets and liabilities:		
Receivable from clearing organization	259,944	3,419,614
Receivables from employees	5,777	(102,684)
Federal income taxes receivable from Tejas, Inc.	(11,681)	(1,670,813)
Securities owned	(599,967)	(3,525,161)
Other assets	(570,763)	32,117
Accounts payable, accrued expenses and other liabilities	(998,548)	(2,859,088)
Securities sold, not yet purchased	3,110,165	(90,838)
Payable to clearing organization	1,023,663	1,592,616
Federal income taxes payable to Tejas, Inc.	—	(878,479)
Net cash used in operating activities	(3,964,736)	(5,169,316)
Cash flows from investing activities:		
Purchase of property and equipment	(43,414)	(283,150)
Net cash used in investing activities	(43,414)	(283,150)
Cash flows from financing activities:		
Contributed capital	5,000,000	5,000,000
Payments on capital lease	(50,166)	(48,884)
Net cash provided by financing activities	4,949,834	4,951,116
Net increase (decrease) in cash and cash equivalents	941,684	(501,350)
Cash and cash equivalents at beginning of year	1,385,336	1,886,686
Cash and cash equivalents at end of year	$ 2,327,020	1,385,336
Supplemental disclosures:		
Interest paid	$ 9,861	8,300
Income taxes paid	$ —	878,479

Summary of non-cash investing and financing activities:

In 2006, the Company acquired assets through a capital lease totaling $24,917.

See accompanying notes to financial statements.

TEJAS SECURITIES GROUP, INC.

Notes to Financial Statements

December 31, 2006 and 2005

(1) Organization and Basis of Presentation

Tejas Securities Group, Inc. (the "Company") is a wholly owned subsidiary of Tejas Incorporated, a Delaware corporation ("Tejas Inc."). The Company was incorporated on March 2, 1994 under the laws of the State of Texas. The Company is primarily engaged in securities brokerage, investment banking and trading activities for customers throughout the United States. The Company's headquarters are located in Austin, Texas. The Company is registered as a broker and dealer in securities with the National Association of Securities Dealers, Inc. and clears its transactions on a fully disclosed basis through National Financial Services. The Company became a registered investment advisor with the Securities and Exchange Commission in January 2006.

The Company is authorized to issue 1,000,000 shares of convertible preferred stock. The convertible preferred shares may be issued from time to time and will have the designations, preferences, voting powers, relative, participating, optional or other special rights and privileges and the qualifications, limitations, and restrictions as determined by the Board of Directors.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

(b) Revenue Recognition

Agency commission revenue and related expense from customer security transactions is recorded on a trade date basis. Customer security transactions that are executed through the Company's proprietary trading account are recorded on a trade date basis as principal commission revenue. The related expense is also recorded on a trade date basis.

Net dealer inventory and investment income (loss) results from securities transactions entered into for the account of the Company. Net dealer inventory and investment income (loss) includes both realized and unrealized gains and losses, which are recorded on a trade date basis.

The Company does not carry or clear customer accounts and all customer transactions are executed and cleared with other brokers on a fully disclosed basis. These brokers have agreed to maintain such records of the transactions effected and cleared in the customers' accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Commission, and to perform all services customarily incident thereto.

(c) Underwriting and Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and

advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Investment banking transactions may be completed on a best efforts or firm commitment basis.

The Company periodically receives equity securities, including warrants and options, as part of its compensation for investment banking engagements. These securities are valued at the intrinsic value at the time the engagement is completed, and are included in investment banking revenues. The Company may distribute the equity securities to its employees or to Tejas Inc. either through compensation agreements or by sale or dividend to Tejas Inc., based upon the intrinsic value.

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity at date of purchase of ninety days or less.

(e) Securities Owned and Securities Sold, Not Yet Purchased

Long and short positions in securities are reported at fair value and are classified as trading investments. Securities with readily determinable market values are based on quoted market prices. Securities with limited market activity for which quoted market values are not readily determinable are based on management's best estimate which may include dealer price quotations and price quotations for similar instruments traded. The difference between cost and fair value has been included in net dealer inventory and investment loss in the accompanying statements of operations. These investments are subject to the risk of failure of the issuer and the risk of changes in market value based on the ability to trade such securities on the open market.

(f) Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets. Estimated useful lives for property and equipment approximate those used for Federal income tax purposes and range from 3 to 7 years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the improvements or the terms of the related leases.

Long-lived assets, such as property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the statements of financial condition and reported at the lower of the carrying amount or fair value less costs to sell, and would be no longer depreciated.

(g) Repurchase and Resale Agreements

Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements. There were no repurchase or resale agreements outstanding at December 31, 2006 and 2005.

(h) Income Taxes

The results of operations for the Company are included in the consolidated federal income tax return of Tejas Inc. The Company is allocated its share of Tejas Inc.'s federal income tax accrual, or benefit, in accordance with an intercompany tax allocation policy which is based on a separate return method. Any resulting provision or benefit for income taxes realized is recorded as a payable or receivable from Tejas, Inc. Separate state tax returns are filed for the Company.

Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax benefits or consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the year that includes the enactment date.

(i) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(j) Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, receivables from broker-dealers and clearing organizations, concessions receivable, securities owned and securities sold, not yet purchased, and advances to and notes from employees. The Company had cash and cash equivalents balances in excess of federally insured limits of $100,000 at various times during 2006 ($2,107,100 at December 31, 2006). Securities owned and securities sold, not yet purchased consist of securities held for trading purposes. Securities that are marketable are stated at fair value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

(3) Net Capital Requirements

The Company, as a registered fully licensed broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain a minimum "net capital" and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 12 to 1. At December 31, 2006, the minimum "net capital" requirement for the Company was $250,000. "Net capital" at December 31, 2006 aggregated $3,218,648. The Company's ratio of aggregate indebtedness to net capital was 0.74 to 1 at December 31, 2006.

(4) Receivables From and Payables To Clearing Organization

At December 31, 2006 and 2005, the Company had receivables from and payables to its clearing organization consisting of the following:

		2006	2005
Receivables:			
Fees and commissions receivable	$	56,660	316,604
Payables:			
Payable to clearing organization	$	2,616,279	1,592,616

(5) Receivables from Employees

On occasion, the Company makes unsecured advances to employees in months when their commission payout does not meet a predetermined amount and for other reasons deemed hardships by the Company. These advances are to be repaid through reductions of future commissions or bonuses or through regular salary withholdings. At December 31, 2006 and 2005, the balance of advances due to the Company was $2,807 and $631, respectively.

In November 2005, the Company received a $100,000 unsecured note from an employee as part of an employment agreement. The note does not bear interest and was due and payable in sixteen monthly installments of $6,250 beginning in February 2006. In September 2006, the employee left the Company and the employee's new employer assumed $75,000 of the unpaid balance of the note. The Company forgave approximately $14,000 of the note as part of the assumption by the new employer. This note is included in other assets in the accompanying statements of financial condition.

In March 2006, the Company received a $50,000 unsecured note from an employee. The note does not bear interest and was due and payable on September 1, 2006. The note was delinquent at, and subsequent to, September 1, 2006 and in November 2006, the Company increased the balance of the remaining note by $21,000 and extended the due date for the remaining balance until paid in full under a structured payment plan. The balance of the note was $45,000 as of December 31, 2006.

TEJAS SECURITIES GROUP, INC.

Notes to Financial Statements

December 31, 2006 and 2005

In July 2006, the Company received a $40,000 unsecured note from an employee. The note does not bear interest and is to be paid in monthly installments of $500 with any discretionary bonuses used to offset the balance until paid in full. The note is due and payable in full on July 1, 2007. The balance of the note was $30,100 as of December 31, 2006.

In November 2006, the Company received a $40,000 unsecured note from an employee. The note does not bear interest and is due and payable in 7 and 41 monthly installments of $500 and $890, respectively. The balance of the note was $39,000 as of December 31, 2006.

These note receivables are included in receivables from employees in the accompanying statements of financial condition.

(6) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2006 and 2005, securities owned and sold, not yet purchased consisted of the following:

	2006		2005	
	Owned	Sold, not yet purchased	Owned	Sold, not yet purchased
State and municipal obligations	$ 964,634	—	—	—
US Government bonds	4,241,411	3,096,515	1,495,265	—
Corporate bonds and notes	2,265,650	12,375	926,661	—
Equity securities	3,372,422	1,275	7,822,224	—
	$ 10,844,117	3,110,165	10,244,150	—

For the years ended December 31, 2006 and 2005, the Company recognized unrealized gains (losses) associated with securities owned and securities sold, not yet purchased, in the amounts of $199,750 and $(1,766,854), respectively.

Approximately $5,597,515 or 34% of total assets as of December 31, 2006 related to four securities, three of which were sold subsequent to year end. Approximately $6,699,689 or 49% of total assets as of December 31, 2005 related to three securities, one of which was sold subsequent to year end.

TEJAS SECURITIES GROUP, INC.

Notes to Financial Statements

December 31, 2006 and 2005

(7) Property and Equipment

Property and equipment consists of the following:

		2006	2005
Property and equipment	$	720,902	652,572
Leasehold improvements		69,012	69,012
		789,914	721,584
Accumulated depreciation		(512,974)	(392,678)
	$	276,940	328,906

Depreciation expense for 2006 and 2005 was $120,297 and $108,766, respectively, and is included in other expenses in the accompanying statements of operations.

(8) Accrued Commissions and Bonuses

Accrued commissions and bonuses are included in accounts payable, accrued expenses and other liabilities in the accompanying statements of financial condition.

As of December 31, 2006 and 2005, the Company has accrued approximately $510,000 and $607,000, respectively, in commissions and related payroll taxes payable.

The Company pays bonuses to its employees and officers at interim periods and year-end. Accrued bonuses as of December 31, 2006 and 2005 were $556,000 and $365,000, respectively. Management of the Company reviews both contractual and discretionary bonus amounts, with discretionary bonus amounts approved by the Compensation Committee of Tejas Inc.

(9) Income Taxes

Income tax expense (benefit) for the years ended December 31, 2006 and 2005 differs from the amount computed by applying the U.S. Federal income tax rate of 34 percent to income (loss) before income tax expense (benefit) as a result of the following:

		2006	2005
Computed "expected" expense (benefit)	$	(3,502,397)	(1,259,784)
Meals and entertainment		115,033	96,969
State income tax, net of federal benefit		(323,174)	(120,808)
Other		57,688	76,905
	$	(3,652,850)	(1,206,718)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2006 and 2005 are as follows:

		2006	2005
Deferred tax assets:			
Non-qualified stock option expense	$	272,768	874,904
Lease termination liability		8,230	205,622
Charitable contribution carryforwards		90,663	107,791
Net operating loss carryforwards		—	104,700
Accrued expenses		30,507	192,613
Other		4,368	7,902
Total gross deferred tax asset		406,536	1,493,532
Deferred tax liabilities:			
Non-qualified stock option income		(948,591)	(1,650,595)
Other		—	(40,297)
Total gross deferred tax liability		(948,591)	(1,690,892)
Net deferred tax asset (liability)	$	(542,055)	(197,360)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these future deductible differences.

(10) Profit Sharing Plan

In January 1997, the Company instituted a profit sharing plan under section 401(k) of the Internal Revenue Code. The plan allows all employees who are over 21 years old to defer a predetermined portion of their compensation for income tax purposes. Contributions by the Company are discretionary. During 2006 and 2005 the Company contributed approximately $248,000 and $228,000, respectively, to the employee profit sharing plan, which is included in commissions, employee compensation and benefits in the accompanying statements of operations.

(11) Off Statement of Financial Condition Risk and Concentrations

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing organization. The clearing organization carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off statement of financial condition risk exists with

respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing organization may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing organization. Included in the Company's clearing agreement with its clearing organization is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing organization to the extent of the net loss on any unsettled trades. As of December 31, 2006 and 2005, the Company had not been notified by the clearing organization, nor was the Company otherwise aware of any potential losses relating to this indemnification.

The Company has $10,900,777 or approximately 67% of its total assets in securities owned and receivable due from or held by its clearing organization as of December 31, 2006. The Company also has $5,726,444 or approximately 71% of its total liabilities in securities sold, not yet purchased and payable due to its clearing organization as of December 31, 2006.

The Company enters into transactions in various financial instruments, including securities sold, not yet purchased, for trading purposes. Securities sold, not yet purchased represent obligations of the Company to deliver the underlying securities sold. The Company's obligation to purchase the security may exceed the amount recognized in the statement of financial condition. The Company monitors its positions in securities sold, not yet purchased continuously to reduce the risk of potential losses due to changes in market value.

The Company deposits its cash with financial institutions. Periodically such balances exceed applicable FDIC insurance limits. As of December 31, 2006 and 2005, the Company had balances of $2,107,100 and $1,183,716, respectively, in excess of FDIC insurance limits.

(12) Lease Commitments

The Company leases its office facilities and certain office equipment under operating and capital leases. The future minimum payments due under these leases as of December 31, 2006 are as follows:

	Operating	Capital
2007	$ 1,357,000	45,000
2008	1,146,000	45,000
2009	482,000	41,000
2010	342,000	12,000
2011	342,000	—
Thereafter	1,075,000	—
Minimum Commitments	$ 4,744,000	143,000
Less Imputed Interest		(14,000)
Net Present Value of Capital Lease Obligations		129,000

Capital lease obligations are included in accounts payable, accrued expenses and other liabilities in the accompanying statements of financial condition.

Office equipment, under capital leases, with a recorded cost of $175,612, net of depreciation of $35,569 as of December 31, 2006, collateralizes the above capital lease obligations and is included in the statements of financial condition under the caption of "Property and Equipment." Depreciation expense for assets under capital lease was $23,011 and $71,511 in 2006 and 2005, respectively.

Rent expense amounted to approximately $464,000 and $1,483,000 for the years ended December 31, 2006 and 2005, respectively. Rent expense is reported net of sublease revenue which is disclosed below.

On February 17, 2005, the Company entered into an office lease agreement with TI Building Partnership, Ltd. ("TI Building"), a wholly-owned subsidiary of Tejas Inc. In July 2005, the Company relocated its Austin, Texas headquarters to the building owned by TI Building. As part of the relocation, the Company recognized an expense of approximately $800,000 in July 2005, representing the estimated future lease commitments on it's previous location, net of estimated future sublease receipts, through the termination of the previous location's lease in February 2007. Under the terms of the lease agreement, the Company was to pay TI Building $21,750 per month through February 2015. In July 2006, the lease payment was increased to $28,500 per month. On July 1, 2006, the Company entered into another office lease agreement for additional space in another building owned by TI Building. Under the terms of the new lease agreement, the Company is to pay TI Building $11,500 per month through July 2009. During 2006 and 2005, the Company paid TI Building $383,500 and $217,500 in rent, respectively.

In October 2006, the Company subleased a portion of its Austin, Texas headquarters, furniture and equipment effective October 1, 2006 through February 2007. The sublease was entered into with a Texas non-profit organization as a charitable contribution to the organization. As such, no payments are due under the agreement. The fair market value of rent on the subleased premises was determined to approximate $8,000 per month. During 2006, the Company recorded approximately $25,000 of charitable contributions in relation to this sublease agreement. These contributions are included in other expenses in the accompanying statements of operations.

In August 2005, the Company subleased a portion of its Austin, Texas headquarters, furniture and equipment effective August 1, 2005 through February 2007. The lease was terminated in September 2006 with no further future minimum payments due. During 2006 and 2005, the Company received approximately $56,000 and $31,000 in relation to this sublease agreement.

In January 2005, the Company subleased its Houston, Texas office space through August 2006. The lease went to term with no further minimum lease payments due. During 2006 and 2005, the Company received approximately $32,000 and $44,000, respectively, in relation to this sublease agreement.

In June 2004, the Company subleased a portion of its Austin, Texas headquarters, furniture and equipment effective June 1, 2004 through February 2007. The lease was terminated in December 2006 with no further future minimum payments due. During 2006 and 2005, the Company received approximately $90,000 and $70,000, respectively, in relation to this sublease agreement.

In June 2003, the Company subleased a portion of its Austin, Texas headquarters, furniture and equipment effective June 15, 2003 through February 2007. Under the terms of the sublease agreement, the future minimum payments to be received are approximately and $12,000 in 2007. During 2006 and 2005, the Company received approximately $84,000 and $76,000, respectively, in relation to this sublease agreement.

(13) Related Party Transactions

The Company entered into an engagement letter to place up to $7,000,000 principal amount of debt securities on behalf of a corporation in which one of Tejas Inc.'s directors is a greater than 10% stockholder and is also the Chairman, Chief Executive Officer and President of the corporation. Tejas Inc.'s Chairman of the Board is a 10% or greater stockholder in the corporation. In addition, another of Tejas Inc.'s directors also serves on the board of the corporation. The transaction was consummated on or about September 12, 2006. Under the engagement letter, the Company was to receive a cash fee equal to 1% of the principal amount of debt securities which it placed. On October 13, 2006, the Company received a non-refundable retainer of $25,000 from the corporation and the cash fee of $70,000 from the completion of the engagement. Additionally, the Company may be reimbursed for legal fees incurred and ancillary out of pocket expenses.

The Company entered into an engagement letter to place up to $10,000,000 principal amount of debt securities on behalf of a company in which one of Tejas Inc.'s directors is a greater than 10% stockholder and is also the Chairman, Chief Executive Officer and President of the company. Tejas Inc.'s Chairman of the Board is a 10% or greater stockholders in the company. In addition, another of Tejas Inc.'s directors also serves on the board of the company. The transaction was consummated on or about December 19, 2005. As part of the purchase price, the purchasers exchanged approximately $5,000,000 principal amount of existing bridge notes, plus accrued interest, which were sold by the company on November 10, 2005, for which the Company also acted as placement agent. Under the engagement letter, the Company received a cash fee equal to 3% of the principal amount of debt securities which it placed, and a ten-year warrant to purchase common stock in the amount of 150,000 shares for each $2,000,000 principal amount of debt securities placed at an exercise price of $2.00 per share. On October 26, 2005, the Company received a non-refundable retainer of $125,000 from the company. In December 2005, the Company received the cash fee of $300,000 upon completion of the engagement. Additionally, the Company may be reimbursed for legal fees incurred and ancillary out of pocket expenses.

The Company provides and receives funding to or from Tejas Inc. for operating purposes. Beginning in August 2004, the Company began to provide monthly funding to Tejas Inc. under a management agreement, which was terminated on February 28, 2005. Under the terms of the agreement, the Company paid Tejas Inc. a fee of $100,000 per month. For the year ended December 31, 2005, the Company paid $200,000 under the agreement, which is included in other expenses in the accompanying statements of operations. Subsequent to February 2005, the Company periodically paid expenses on behalf of Tejas Inc., which were repaid from Tejas Inc.'s operating funds prior to December 31, 2005. In February 2005, the Company received $5,000,000 in additional paid in capital from Tejas Inc. In May 2006, the Company received an additional $5,000,000 in additional paid in capital from Tejas Inc.

The employees, officers and management of the Company may maintain personal accounts with the Company. When the Company executes securities transactions on behalf of its employees, officers and management, those transactions are executed at current market prices, plus execution costs. All officers of the Company, one of which is a majority owner of Tejas Inc., routinely conduct such transactions for their own accounts, and management of the Company deems the transactions to be arms length transactions. The majority owner of Tejas Inc. also makes many of the proprietary trading decisions for the Company, including securities transactions between that individual and the Company.

(14) Commitments and Contingencies

The Company is involved in other various claims and legal actions, including arbitrations, that have arisen in the ordinary course of business. It is management's opinion that liabilities, if any, arising from these actions will not have a significant adverse effect on the financial condition or results of operations of the company.

TEJAS SECURITIES GROUP, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Net capital:		
Total stockholders' equity	$	8,182,129
Less:		
Nonallowable assets:		
Property and equipment, net		276,940
Receivable from employees		116,907
Federal income taxes receivable from Tejas, Inc.		1,682,494
Securities and other investments not readily marketable		222,724
Other assets		983,618
		3,282,683
Net capital before haircuts on securities		4,899,446
Haircuts on securities, including undue concentration		1,680,798
Net capital	$	3,218,648
Aggregate indebtedness:		
Total liabilities	$	4,995,462
Less:		
Payable to clearing organization		(2,616,279)
Aggregate indebtedness	$	2,379,183
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $250,000)	$	250,000
Net capital in excess of minimum requirement	$	2,968,648
Ratio of aggregate indebtedness to net capital	$	0.74

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2006 as reported by Tejas Securities Group, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See accompanying notes to financial statements.

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

Independent Auditors' Report on Internal Control Required By SEC Rule 17a-5

The Board of Directors
Tejas Securities Group, Inc.:

In planning and performing our audit of the financial statements and schedule of Tejas Securities Group, Inc. (the "Company") (a wholly owned subsidiary of Tejas Inc.) as of and for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

SAN FRANCISCO, CALIFORNIA
50 Francisco Street, Suite 120
San Francisco, CA 94133
tel (415) 399-1330
fax (415) 399-9212

ORANGE COUNTY, CALIFORNIA
18301 Von Karman Avenue, Suite 430
Irvine, CA 92612
tel (949) 724-9564
fax (949) 724-9860

AUSTIN, TEXAS
5918 West Courtyard, Suite 400
Austin, TX 78730
tel (512) 258-9670
fax (512) 258-5895

HOUSTON, TEXAS
5847 San Felipe, Suite 3210
Houston, TX 77057
tel (713) 426-3500
fax (713) 426-3553

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 21, 2007


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